UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1.   Reason fund is applying to deregister:

     [x] Merger

     [ ] Liquidation

     [ ] Abandonment of Registration

     [ ] Election of status as a Business Development Company

     On December 19, 2003, Protective Investment Company entered into a series of transactions involving each of its six separate investment portfolios. Pursuant to the terms of a Plan and Agreement of Reorganization, substantially all of the assets of five of the portfolios, namely, the Protective CORESM U.S. Equity Fund, Protective Capital Growth Fund, Protective Small Cap Value Fund, Protective International Equity Fund, and Protective Growth and Income Fund (collectively, the "Merged Funds"), were acquired, and substantially all of the liabilities were assumed, by certain investment portfolios of the Goldman Sachs Variable Insurance Trust ("GSVIT"). Pursuant to the terms of a Plan of Liquidation, the assets of the sixth portfolio, the Protective Global Income Fund (the "Global Income Fund"), were liquidated and the proceeds from such liquidation were distributed to the shareholders of the Global Income Fund.

2. Name of fund: Protective Investment Company (the "Company")

3. Securities and Exchange Commission File No.: 811-8674

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

   [x] Initial Application    [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
   Code):

        Protective Investment Company
        2801 Highway 280 South
        Birmingham, Alabama 35223

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

        David S. Goldstein, Esq.
        Sutherland Asbill & Brennan LLP
        1275 Pennsylvania Avenue, NW
        Washington, D.C. 20004-2415
        Phone: (202) 383-0606

7. Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        Steve M. Callaway, Esq.
        Protective Investment Company
        2801 Highway 280 South
        Birmingham, Alabama 35223
        Phone: (800) 627-0220

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund:

        [x] Management company;

        [ ] Unit investment trust; or

        [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company:

        [x] Open-end   [ ] Closed-end

10. State law under which the fund was organized or formed:

        Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        Protective Investment Advisors, Inc.
        2801 Highway 280 South
        Birmingham, Alabama 35223

        Goldman Sachs Asset Management, L.P.
        32 Old Slip
        New York, New York 10005

        Goldman Sachs Asset Management International
        Christchurch Court
        10-15 Newgate Street
        London, England
        EC1A 7MD

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        Investment Distributors, Inc.
        2801 Highway 280 South
        Birmingham, Alabama 35223

13. If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

                  Not applicable

         (b) Trustee's name(s) and address(es):

                  Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

         [x] Yes    [ ] No

         If Yes, for each UIT state:

         Name:  Protective Variable Annuity Separate Account
         File No.:  811-8108
         Business Address:  2801 Highway 280 South, Birmingham, Alabama 35223

         Name:  Protective Variable Life Separate Account
         File No.:  811-7337
         Business Address:  2801 Highway 280 South, Birmingham, Alabama 35223

         Name:  Variable Annuity Account A of Protective Life
         File No.:  811-8537
         Business Address:  2801 Highway 280 South, Birmingham, Alabama 35223

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [x] Yes   [ ] No

         If Yes, state the date on which the board votes took place:

         The board of directors of the Company voted to approve the Merger of the Merged Funds and the Liquidation of the Global Income Fund at a meeting held on September 5, 2003.

         If No, explain:

         Not applicable

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [x] Yes   [ ] No

         If Yes, state the date on which the shareholder votes took place:

         At meetings held on December 9, 2003, shareholders of the Merged Funds voted to approve the Merger of the Merged Funds, and shareholders of the Global Income Fund voted to approve the Liquidation of the Global Income Fund.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        [x] Yes   [ ] No

        (a) If Yes, list the date(s) on which the fund made those distributions:

        Distributions were made by the Global Income Fund on December 19, 2003. The Merged Funds did not make any distributions in connection with the Merger.

        (b) Were the distributions made on the basis of net assets?

        [x] Yes   [ ] No

        (c) Were the distributions made pro rata based on share ownership?

        [x] Yes   [ ] No

        (d) If No to (b) or (c)above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

        Not applicable

        (e) Liquidations only:

            Were any distributions to shareholders made in kind?

        [ ] Yes   [x] No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

        Not applicable

17.  Closed-end funds only: Has the fund issued senior securities?

        [ ] Yes   [ ] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

        Not applicable

18. Has the fund distributed all of its assets to the fund's shareholders?

        [x] Yes   [ ] No

    The Global Income Fund distributed all of its assets to its shareholders as specified in the response to Item 16 above.

    If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [ ] Yes   [x] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

        [ ] Yes   [x] No

         If Yes,

        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

        (b) Why has the fund retained the remaining assets?

        (c) Will the remaining assets be invested in securities?

        [ ] Yes   [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

        [ ] Yes   [x] No

     If Yes,

        (a) Describe the type and amount of each debt or other liability:

        (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

        (i) Legal expenses: $35,876.39

        (ii) Accounting expenses: $540,752

        (iii) Other expenses (list and identify separately):

                (A) Proxy-related expenses (printing and mailing of proxy statements, tabulation of proxy voting results): $279,605

                (B)  Liquidation commissions: $83,708

                (C)  Stamp duty charges: $128,066

         (iv) Total expenses (sum of lines (i)-(iii) above): $1,068,007.39

    (b) How were those expenses allocated?

        With respect to the Merger, all counsel fees and legal expenses incurred with respect to the Company in connection with the transactions contemplated by the Agreement and Plan of Reorganization were paid by Protective Investment Advisors, Inc., the investment adviser of the Company ("PIA"). All other fees and expenses were shared by PIA and Goldman Sachs Asset Management, L.P. ("GSAM"), the investment sub-adviser to the Company and the investment adviser to GSVIT, with PIA paying two-thirds of such fees and expenses, and GSAM paying the remaining one-third of such fees and expenses. The Company did not bear any fees and expenses.

        With respect to the Liquidation, all fees and expenses incurred in connection with carrying out the terms of the Plan of Liquidation were paid by PIA. The Company did not bear any fees and expenses.

     (c) Who paid those expenses?

        See response to Item 22(b) above.

     (d) How did the fund pay for unamortized expenses (if any)?

         See response to Item 22(b) above.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

        [ ] Yes   [x] No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

        Not applicable

V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

        [ ] Yes   [x] No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

        Not applicable

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        [ ] Yes   [x] No

         If Yes, describe the nature and extent of those activities:

                  Not applicable

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger:

     Each of the Merged Funds was merged into the following series of the Goldman Sachs Variable Insurance Trust:

Protective CORE(SM) U.S. Equity Fund  Goldman Sachs CORE(SM) U.S. Equity Fund

Protective Capital Growth Fund        Goldman Sachs Capital Growth Fund

Protective Small Cap Value Fund       Goldman Sachs CORE(SM) Small Cap Equity
                                      Fund

Protective International Equity Fund  Goldman Sachs International Equity Fund

Protective Growth and Income Fund     Goldman Sachs Growth and Income Fund

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811- 08361.

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

     The Agreement and Plan of Reorganization between the Company and GSVIT setting forth the terms of the Merger was filed as Appendix A to the Proxy Statement/Prospectus on Form N-14 filed with the Commission on September 22, 2003 (File No. 333-108971).

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Protective Investment Company, (ii) she is the President of Protective Investment Company, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

                                        PROTECTIVE INVESTMENT COMPANY


                                        /s/ Carolyn King
                                        _______________________________________
                                        Name: Carolyn King
                                        Title: President